Exhibit 99.1

DDC ENTERPRISE LIMITED REPORTS ON NYSE AMERICAN NONCOMPLIANCE NOTICE

NEW YORK, NEW YORK, APRIL 26, 2024 — DDC ENTERPRISE LIMITED (NYSE AMERICAN: DDC) (“DAYDAYCOOK” OR THE “COMPANY”) announced today that on April 23, 2024, the Company received notice from NYSE American (the “Exchange”) that the Company currently is below the Exchange’s continued listing standards set forth in Section 1003(a)(i) of the NYSE American Company Guide, which requires the Company to have stockholders’ equity of $2.0 million or more if it has reported losses from continuing operations and/or net losses in two of its three most recent fiscal years. The Exchange indicated that because the Company reported stockholders’ deficit of $(222,572,936) at June 30, 2023 and losses from continuing operations and/or net losses in its two most recent fiscal years ended December 31, 2022, the Company was not in compliance with Section 1003(a)(i) of the Company Guide.

The Exchange staff also determined that the Company is also not currently eligible for any exemption in Section 1003(a) of the Company Guide from the stockholders’ equity requirements, and requested that the Company submit a plan of compliance (the “Plan”) by May 23, 2024, addressing how it intends to regain compliance by October 23,2025.

If the Company does not submit the Plan or if the Plan is not accepted, the Company will be subject to delisting procedures. If the Plan is accepted by the Exchange, the Company will be subject to periodic reviews including quarterly monitoring for compliance with the Plan. Furthermore, if the Plan is accepted but the Company is not in compliance with the continued listing standards by October 23, 2025 or if the Company does not make progress consistent with the Plan during the Plan period, Exchange staff will initiate delisting proceedings as appropriate. The Company may appeal a staff delisting determination in accordance with Section 1010 and Part 12 of the Company Guide.

The Company is currently working to provide the Exchange with a satisfactory Plan by May 23, 2024. Until the Company has regained compliance with all applicable continued listing standards, the Company will continue to be included in the list of NYSE American noncompliant issuers, and the below compliance (“.BC”) indicator will continue to be disseminated with the Company’s ticker symbol.

In the interim, the Company’s Class A Ordinary Shares will continue to be listed on the NYSE American while it attempts to regain compliance with the listing standards, subject to the Company’s compliance with other continued listing requirements. The NYSE American notification does not affect the Company’s business operations or its reporting obligations under the Securities and Exchange Commission regulations and rules.

About DayDayCook – A Leader in Food Innovation

Founded in 2012, DayDayCook is a leading content-driven consumer brand offering easy and convenient ready-to-heat, ready-to-cook and ready-to-eat Asian food products. The company focuses on innovative and healthy meal solutions with a fast-growing omnichannel sales network in China and the U.S., and through a strong online presence globally. The Company builds brand recognition through culinary and lifestyle content across major social media and e-commerce platforms.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, for example, statements about completing the acquisition, anticipated revenues, growth and expansion. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements are also based on assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Contact:

Investors:

CORE IR
Matt Blazei
mattb@coreir.com

Media:
CORE PR
Kati Waldenburg
pr@coreir.com